August 26, 2013

VIA FACSIMILE, FED EX, AND EDGAR

Ms. Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Hornbeck Offshore Services, Inc.
Registration Statement on Form S-4 Filed July 26, 2013 File No. 333-190185

Dear Ms. Nguyen:

In response to your letter dated August 8, 2013, we have prepared the following response to your comments based on your consideration of our Registration Statement on Form S-4 filed on July 26, 2013.

For your convenience, we have set forth the original comments from your letter in bold typeface and appearing below them are our responses.

Comments and Responses:

General

1.	We note that you are registering the Series B senior notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The requested supplemental letter is attached hereto as Annex I, which states that we are registering the exchange offer in reliance on the positions contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no-action letters and includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

103 Northpark Boulevard, Suite 300	Phone:	(985) 727-2000
Covington, Louisiana 70433	Fax:	(985) 727-2006

Ms. Loan Lauren P. Nguyen

August 26, 2013

Should you have any additional questions, please contact me by phone at (985) 727-6802, fax at (985) 727-2006 or e-mail at samuel.giberga@hornbeckoffshore.com. We will be pleased to provide any additional information that may be necessary. Thank you.

Sincerely yours,

HORNBECK OFFSHORE SERVICES, INC.

/s/ Samuel A. Giberga

Samuel A. Giberga
Executive Vice President and General Counsel

Copies to:	Todd M. Hornbeck, Chairman, President and Chief Executive Officer
James O. Harp, Jr., Executive Vice President and Chief Financial Officer
R. Clyde Parker, Jr., Winstead PC

Ms. Loan Lauren P. Nguyen

August 26, 2013

Annex I

August 26, 2013

Ms. Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Hornbeck Offshore Services, Inc.
Registration Statement on Form S-4 Filed July 26, 2013 File No. 333-190185

Dear Ms. Nguyen:

Hornbeck Offshore Services Inc. and its guarantor co-registrants (collectively, the “Company”) have filed a Registration Statement on Form S-4 (File No. 333-190185) (the “Registration Statement”) relating to the offer to exchange (the “Exchange Offer”) the Company’s outstanding 5.000% Senior Notes due 2021 (the “Outstanding Notes”), for a new series of notes with terms that are substantially identical to the terms of the Outstanding Notes (the “Exchange Notes”). In connection with the Registration Statement, the Company hereby confirms and represents that:

1. The Company is registering the Exchange Offer in reliance on the positions contained in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and the Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (collectively, the “No-Action Letters”).

2. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offer (1) could not rely on the staff position enunciated in the No-Action Letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”) in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Ms. Loan Lauren P. Nguyen

August 26, 2013

3. The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds the Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4. The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

5. Neither the Company nor any of its affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

Sincerely yours,

HORNBECK OFFSHORE SERVICES, INC.

/s/ Samuel A. Giberga

Samuel A. Giberga
Executive Vice President and General Counsel